EXHIBIT 99.1

DeFi Technologies' Subsidiary Valour Approved to List Valour Solana (VSOL) ETP on Brazil's B3 Exchange

  Valour adds Solana exposure: DeFi Technologies' subsidiary Valour has received approval from B3 to list Valour Solana (VSOL), expanding its Brazilian digital asset ETP lineup beyond Bitcoin, Ethereum, XRP, and Sui, and giving investors BRL-denominated, locally listed exposure to Solana via their existing brokerage and custody rails.
  Deepening Brazil's product suite: VSOL is scheduled to begin trading on B3 on December 17, 2025, alongside Valour Bitcoin (BTCV), Valour Ethereum (ETHV), Valour XRP (XRPV), and Valour SUI (VSUI), further strengthening Valour's foothold in Brazil as its first major market outside Europe.
  Solana access through regulated rails: By adding Solana to its Brazilian ETP offering, Valour aims to provide institutional-grade, exchange-traded access to one of the most active Layer 1 ecosystems globally, aligning with growing demand for diversified digital asset exposure on B3.

TORONTO, Dec. 16, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has received approval from B3 S.A. – Brasil, Bolsa, Balcão ("B3" or the "B3 Exchange") to list Valour Solana (VSOL), a digital asset ETP providing exposure to the Solana network.

VSOL is scheduled to begin trading on B3 on December 17, 2025, via BDR on ETP, the same date that Valour's previously announced Brazilian ETPs – Valour Bitcoin (BTCV), Valour Ethereum (ETHV), Valour XRP (XRPV), and Valour SUI (VSUI) – are expected to commence trading. Together, these products will provide Brazilian investors with locally listed, BRL-denominated exposure to multiple leading digital assets, accessible through the same brokerage and custody rails they already use for equities and ETFs.

This latest approval represents a follow-on expansion of Valour's Brazilian shelf, positioning Solana alongside Bitcoin, Ethereum, XRP, and Sui as part of a diversified digital asset offering on B3.

Expanding Valour's ETP Platform in Brazil

Valour currently offers approximately 100 digital asset ETPs across Europe and continues to operate the largest selection of digital asset ETPs globally, listed on major venues including Spotlight Stock Market (Sweden), Börse Frankfurt (Germany), SIX Swiss Exchange (Switzerland), London Stock Exchange (England), and Euronext (Paris and Amsterdam). Its lineup spans:

  Layer 1 and Layer 2 networks
  Modular data availability and tokenization infrastructure
  Gaming and creator ecosystems
  Community and governance tokens

This provides diversified digital asset exposure within regulated, exchange-traded market rails.

The approval to list VSOL on B3 via BDR on ETP further advances Valour's international expansion strategy, which includes Latin America, Africa, the Middle East, Asia, and other developing regions globally. Brazil marks Valour's first major foothold outside of Europe, with B3 serving as a regional hub for equities, ETFs, and an increasingly broad suite of digital asset-linked products and derivatives.

Brazil: Deepening a Strategic Market

Brazil has emerged as Latin America's largest and most cohesive financial market, with more than 213 million people connected through a single language and a unified regulatory and capital-markets infrastructure. It is also the region's largest crypto economy, with hundreds of billions of U.S. dollars in crypto assets transacted annually and growing participation from both retail and institutional investors.

Against this backdrop, Valour's regulated, exchange-traded BDR on ETPs on B3 – now including Solana through VSOL – aim to provide Brazilian institutions and qualified investors with institutional-grade access to digital assets, combining transparent on-exchange pricing, local settlement, and familiar governance standards.

Management Commentary

"Listing Valour Solana (VSOL) on B3 is a natural next step following the approval of our Bitcoin, Ethereum, XRP, and Sui products," said Johan Wattenström, Chief Executive Officer and Executive Chairman of DeFi Technologies and Co-Founder of Valour. "Solana has become one of the most active Layer 1 ecosystems in the world, and we are pleased to make regulated, exchange-traded exposure to SOL available to Brazilian investors through the B3 Exchange."

"Across Europe, we've seen strong demand for diversified exposure that goes beyond Bitcoin and Ethereum, and Solana has been a major part of that story," said Andrew Forson, President of DeFi Technologies and Chief Growth Officer of Valour. "Adding VSOL to our Brazilian lineup builds on our initial four ETPs and further rounds out the product suite we are offering on B3. Over time, we expect this broader shelf to support additional Brazilian listings, structured products, and customized solutions tailored to the needs of local investors."

About B3 Exchange
B3 S.A. – Brasil, Bolsa, Balcão ("B3" or the "B3 Exchange") is the Brazilian stock exchange and one of the main financial market infrastructure companies in the world. Headquartered in São Paulo and listed on its Novo Mercado premium segment under the ticker B3SA3, B3 organizes and enables trading, clearing, settlement, registration and depository services across equities, derivatives and over-the-counter markets, as well as data and technology services. For more information please visit https://www.b3.com.br/en_us/

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to proposed listing of Valour's ETPs and DeFi Technologies' BDRs on B3, the expected timing of listing and trading, future expansion plans into Brazil and other regions, and anticipated investor demand for digital asset ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 16-DEC-25